Exhibit (6)(d)
SCHEDULE 11
Name of Fund	Annual Fee as a Percentage of Average Daily Net Sub-Advised Assets	Reapproval Date	Reapproval Day

BNY Mellon Dynamic Value ETF	0.30%	May 31, 2026	May 31st

BNY Mellon Enhanced Dividend and Income ETF	0.25%	May 31, 2027	May 31st

BNY Mellon Small Cap ETF	0.325%	May 31, 2028	May 31st

BNY Mellon Active International Equity ETF	0.275%	May 31, 2028	May 31st

BNY Mellon Power Infrastructure ETF	0.25%	May 31, 2028	May 31st

1 This schedule is revised effective as of July 28, 2026 to reflect the addition of BNY Mellon Small Cap ETF, BNY Mellon Active International Equity ETF and BNY Mellon Power Infrastructure ETF.